UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 40)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 16, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization Alaska

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Number of                  7.       Sole Voting Power         1,401,227
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,401,227
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,401,227

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            4.99%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         3,000,693
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    3,000,693
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,693

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.69%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,456,472
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,456,472
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,456,472

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   8.75%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (A)
    (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaksa

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,169,602
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,169,602
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,602

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)                7.73%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,737,573
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,737,573
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,737,573

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)                6.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company, LLC

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power       1,737,573
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  1,737,573
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,737,573

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)                6.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power    0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person        0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 40 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company LLC ("Badlands LLC") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 4.  Purpose of Transaction.

     No change except for the addition of the following:

     The Trust sold 319,179 Shares as described in Item 5(c) of this statement in order to reduce its equity interest in the Company and to generate cash flow to pay current and future obligations. The Reporting Persons previously indicated a present intention to liquidate Shares subject to limitations imposed by Rule 144 of the Securities Act of 1933. In furtherance thereof, the Reporting Persons filed Forms 144 with the Securities and Exchange Commission on November 3, 2004, May 25, 2005, August 24, 2005, November 22, 2005, an Amended Form 144
on January 9, 2006, February 17, 2006, and an Amended Form 144 on March 2, 2006 giving notice of the proposed sales.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Trust is the direct beneficial owner of 1,401,227 Shares, or approximately 4.99% of the 28,061,941 Shares outstanding as of January 6, 2006, according to information contained in the Company's press release (the
"Outstanding Shares"). The Brown Trust is the direct beneficial owner of 3,000,693 Shares, or approximately 10.69% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 2,456,472 Shares, or approximately 8.75% of the Outstanding Shares. The Stewart Trust is the direct beneficial owner of 2,169,602 Shares, or approximately 7.73% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 1,737,573 Shares, or approximately 6.19% of the Outstanding Shares.

     By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust and the Susan Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth Shares sold by the Trust since January 10, 2006. Such sales were effected by the Trust on the New York Stock Exchange.

                                                                                                Approximate Price
           Date                     Amount of Shares                                                Per Share
                                                                                           (exclusive of commissions)

                   01/11/06                           8,000                                            16.90
                   01/11/06                           4,459                                            16.80
                   01/11/06                           1,000                                            16.79
                   01/11/06                           2,000                                            16.77
                   01/11/06                             100                                            16.93
                   01/12/06                             100                                            16.57
                   01/12/06                             300                                            16.52
                   01/12/06                           1,300                                            16.50
                   01/12/06                             100                                            16.35
                   01/12/06                           6,000                                            16.25
                   01/12/06                           1,000                                            16.26
                   01/12/06                           8,000                                            16.20
                   01/12/06                           2,000                                            16.18
                   01/12/06                           1,000                                            16.28
                   01/12/06                           1,000                                            16.30
                   01/12/06                           2,000                                            16.31
                   01/12/06                             220                                            16.37
                   02/24/06                           5,000                                            16.34
                   02/27/06                          18,300                                            16.26
                   02/27/06                             800                                          16.2632
                   02/27/06                             400                                          16.2636
                   02/27/06                             900                                            16.27
                   02/27/06                           4,000                                            16.32
                   03/01/06                           1,000                                            16.32
                   03/01/06                           3,400                                            16.35
                   03/02/06                           2,000                                            16.29
                   03/02/06                          17,000                                            16.26
                   03/02/06                             200                                            16.36
                   03/03/06                           7,000                                            16.27
                   03/03/06                           3,000                                            16.26
                   03/06/06                           1,000                                            16.27
                   03/08/06                           3,000                                            16.09
                   03/08/06                          14,000                                            16.10
                   03/08/06                             300                                            16.16
                   03/08/06                          21,700                                            16.12
                   03/09/06                          10,000                                            16.22
                   03/09/06                          20,000                                            16.21
                   03/09/06                          20,000                                            16.20
                   03/09/06                           5,000                                            16.16
                   03/10/06                           1,000                                            16.09
                   03/10/06                           1,000                                            16.10
                   03/10/06                           1,000                                           16.111
                   03/10/06                           2,000                                            16.06
                   03/10/06                           2,000                                            16.05
                   03/13/06                          15,000                                            16.01
                   03/13/06                          18,000                                            16.02
                   03/13/06                           2,800                                            16.00
                   03/13/06                           5,000                                            16.06
                   03/13/06                           2,000                                            16.10
                   03/13/06                           5,000                                            16.15
                   03/13/06                             300                                            16.17
                   03/13/06                           1,100                                            16.16
                   03/14/06                           4,000                                            16.05
                   03/14/06                           4,000                                            16.04
                   03/14/06                           5,000                                            16.12
                   03/15/06                           6,800                                            16.10
                   03/15/06                           1,200                                          16.1066
                   03/15/06                           5,200                                            16.18
                   03/16/06                           1,500                                            16.26
                   03/16/06                           4,300                                            16.25
                   03/16/06                             900                                            16.30
                   03/16/06                           2,000                                            16.18
                   03/16/06                           3,900                                            16.19
                   03/16/06                          11,400                                            16.20
                   03/17/06                           2,200                                            16.21
                   03/17/06                          11,000                                            16.16
                   03/21/06                           1,000                                            16.25
                   03/21/06                             400                                           16.265
                   03/21/06                           1,600                                            16.51


                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006


                    /s/ Stewart R. Horejsi
                    --------------------------------------------
                    Stewart R. Horejsi



                    /s/ Stephen C. Miller
                    --------------------------------------------

                    Stephen C. Miller, as President of Badlands Trust Company, LLC, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, and the Susan L. Ciciora Trust.